March 17, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman Hugh Fuller

Re:	Maxwell Technologies, Inc. (the “Company”)
Registration Statement on Form S-3 Filed January 17, 2006, and subsequent Amendment
No. 1 to Form S-3 Filed February 6, 2009
File No. 333-131073

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the oral comment of the staff of the Securities and Exchange Commission to the filing of the above-referenced registration statement (the “Registration Statement”). Below we have paraphrased your comment and have followed with our response.

Form S-3

1.	Please comply with Regulation S-X 3-12 with respect to filings with an anticipated effective date falling after 45 days subsequent to the end of the fiscal year.

Response: The Company has filed its annual report for 2005 on Form 10-K, including the information required by Part III thereof, and has amended the Registration Statement in the enclosed Amendment No. 2 to Form S-3 to incorporate by reference the information contained in the filed Form 10-K and to otherwise comply with Regulation S-X 3-12.

Please direct your questions or additional comments to Afif G. Khoury of this office (858.350.2336) or me (858.350.2323). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Khoury and me at 858.350.2399. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Jeffrey Higgins

cc:	Afif G. Khoury